Rockwell updates its mineral resources and mineral reserves

Announces probable reserves at Saxendrift

Preliminary assessments of Wouterspan, Tirisano and Niewejaarskraal

May 31, 2011, Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce the release of updated mineral resource estimates for its alluvial diamond deposits on its properties in South Africa.

At the time that Rockwell was founded in 2006, the Company started developing a proprietary resource management system which is directly applicable to the specifics of alluvial diamond deposits. It is based on the National Instrument 43-101 regulations for the statement of mineral resources and reserves but refined to be specific to alluvial deposits. The Company’s system is a conservative and consistent method of declaring its mineral resources and mineral reserves. The grades and diamond values, which have been calculated using this methodology during the last four years, have been shown to accurately reflect the output of the mines. The results of these studies are summarized in the tables attached to this release and further details are provided in the Company’s Annual Information Form and technical reports that have been filed today.

Mark Bristow, Director and acting CEO, Rockwell explains that: “we embarked on this process when Rockwell first started as a diamond company. The progress is such that today, for the first time, we have stated an estimate of mineral reserves: probable reserves of 4.9 million cubic metres at Saxendrift. This is the culmination of a pre-feasibility study conducted during 2009 and 2010.”

“Over the past five years, our resource base has grown from some 12.3 million cubic metres of Inferred Resources to the current 82.1 million cubic metres of inferred resources, 35.1 million cubic metres of indicated resource and 4.9 million cubic metres of probable reserves in our latest NI 43-101 statements. We have achieved this through extensive exploration of our existing projects as well as the purchase of other high potential properties. We have conducted preliminary economic assessments at our Wouterspan, Niewejaarskraal and Tirisano projects, and are encouraged by the potential returns of these properties.” adds Bristow.

The Company, which currently produces some 2,500 carats of large gem quality diamonds per month has set itself the objective of growing its production to 10,000 carats per month within five years. It has the capacity to deliver this growth through organic means, based on its significant resource base and is currently reviewing various options to fund these capital investments.

Rockwell owns 14 prospecting rights comprising some 30,000 hectares of alluvial diamond potential in South Africa. Holpan and Klipdam, which are currently being consolidated into a single operation, are located in the Northern Cape. Saxendrift is located in the Middle Orange River in the Northern Cape Province. In addition, the Company is in the final stages of acquiring and redeveloping the Tirisano mine, located in Ventersdorp in the North West Province. The mine will come on stream in the second half of fiscal 2012. Other significant deposits include Wouterspan and Niewejaarskraal, which the Company plans to re-commission within the next two years.

Rockwell’s mineral resource statement is summarized below:

ROCKWELL MINERAL RESERVES & RESOURCES
PROPERTY	CATEGORY	VOLUME (m3 ) NOV 30 2010	VOLUME (m3 ) FEB 28 2011*	GRADE (ct/100m3 )
Saxendrift/ Kwartelspan	Probable*	4,859,900	4,570,40000	0.50
	Indicated	1,774,600	NC	0.66
	Inferred	5,986,000	NC	0.56
Klipdam	Indicated	2,091,200	1,907,900	1.21
	Inferred	949,000	NC
Holpan	Indicated	517,800	415,600	0.95
	Inferred	527,000	NC
Erf 404	Indicated	404,700	NC	0.63
	Inferred	127,000	NC
Rietputs	Inferred	782,000	736,000	0.76
Wouterspan	Indicated	5,025,500	NC	0.70
	Inferred	37,774,000	NC
Niewejaarskraal	Inferred	20,630,000	NC	0.84

Tirisano**	Indicated	25,279,900	NC	2.37
	Inferred	15,334,000	NC

Estimates were done as at November 30, 2010. These have been reconciled to February 28, 2011 by including material removed by trial mining and bulk sampling during the fourth quarter (Dec 1-Feb 28).

NC - denotes no change. “Value” denotes the average value of the sales of diamonds during sampling. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

* The Saxendrift probable mineral reserves are exclusive from the indicated mineral resources.

** Tirisano acquisition is not yet complete as the mining rights have not yet been ceded to Rockwell.

Note that Rockwell also holds the Zwemkuil Project, including the Zwemkuil, Mooidraai and Holsloot properties, which was also reviewed during the 2011 fiscal year. Although a significant exploration target exists, there has not been sufficient work done to estimate mineral resources as this time.

Estimates were completed by Rockwell’s Manager, Resources, G.A. Norton, (Pr. Sci. Nat.), a qualified person who is not independent of the Company and reviewed by T.R. Marshall, PhD, (Pr. Sci. Nat.). Dr Marshall, a qualified person who is independent of the Company, is responsible for the estimates and has reviewed and approved the contents of this release.

Further details of the resource estimates and the studies described below are provided in technical reports which are filed on the Company’s profile at www.sedar.com.

The following studies were done in South African Rand (ZAR) and US dollars (USD), and used a conversion rate of 6.8 ZAR:1 USD.

Saxendrift Prefeasibility Study

The Saxendrift property is located on the south bank of the Orange River in the Herbert district of the Northern Cape Province, some 50 km southwest of Douglas and some 160 km from Kimberley. Rockwell holds a 74% interest in the property. The other 26% is held by the Company’s Black Economic Empowerment partner.

During 2009/2010 trial-mining was initiated on Saxendrift as part of a study to determine what portion of the gravel resource could be converted to a reserve. Capital costs of plant and equipment have been determined through formal quotations acquired from suppliers. Operational parameters and operating costs were determined both during the bulk-sampling and trial-mining phases on Saxendrift, and from Rockwell's experience on its other operations. It is believed that the detail and accuracy of this study is at a pre-feasibility level.

The mine plan involves continued mining on the Saxendrift A terrace during 2011/2012 while detailed exploration is undertaken on the C terrace. The preferred method of mining the alluvial gravels is strip-mining in a shallow, opencast operation. The diamondiferous alluvial gravels are relatively thin, unconsolidated to semi-consolidated, tabular bodies with generally less than 20 metres overburden. The upper 2-3 metres of the sequence is calcreted to varying degrees – usually to laminar or hardpan levels. As a result, prior to excavation, the sample block needs to be blasted, which breaks up the hard calcrete carapace without damaging diamonds, which is then stripped off using hydraulic excavators. In various areas of the property varying depths of calcretisation has meant that some of the upper gravel layers are also highly cemented. In order to mitigate against this problem, prior to excavation, the gravels are ripped by a bulldozer which effectively liberates the gravels (and the diamonds) from the calcrete matrix. The disaggregated material is then loaded by excavator, onto articulated dump trucks (ADT’s) and transported to the screening plant where some 23% of the gravel is removed.

The processing plant, which was commissioned in late 2008, is comprised of four scrubbers followed by four 18 ft rotary pan-plants and has a design plant-throughput of 800 tonnes per hour. With an expected annual treatment of 1,800,000 cubic metres some 9,000 carats of diamonds are expected to be recovered through a bank of ten FlowSort machines and an electronic grease table, as well as final hand-sort in a glove-box under secure conditions.

On the basis of the trial-mining on terrace A and subsequent pre-feasibility study, probable reserves were estimated for the Saxendrift Mine. The life-of-mine, based on these reserves, at the proposed rate of mining of 150,000 cubic metres per month is estimated at 2.7 years. Since the plant has been built no additional capital expenditure has been budgeted for the outstanding life of mine. Operating costs have been budgeted at ZAR7.5M/month. The net present value (NPV) at a discount rate of 20% is USD9.8 million.

The key parameters and results from the mine study are tabulated below:

Key Parameters	Key Results
Volume of gravel	Cubic Metres
Probable Reserve	4,859,900
Average Grade	0.5 ct/100m3
Average sales value (2011)	USD2,029/ct
Proposed monthly throughput	150,000m3
Proposed mine life (reserves only)	2.7
Operating Costs (2011)	ZAR43/m3
Mining Royalties	0.5-7%*
Capex required to bring mine into production	*ZAR 88,237,005
Earthmoving fleet budget	N/A
Tax	28%
NPV at discount values of:
15% (reserves only)	ZAR 75,082,638
20% (reserves only)	ZAR 65,480,170
25% (reserves only)	ZAR 57,464,170

*Royalties vary according to the profitability of the mining company, subject to a minimum rate of 0.5% and maximum rate 7.0% for diamonds.

Wouterspan Preliminary Assessment

The Wouterspan Property is located on the northern bank of the Orange River, about 100 km west of Douglas in the Northern Cape Province, South Africa. It is across the river from the Saxendrift mine. Rockwell holds 75% interest in the property. The other 27% interest is held by a Black Economic Empowerment partner.

Rockwell conducted bulk sampling and trial mining activities at Wouterspan until November 2008 and has retained the property on care and maintenance since that time. Since the geology is similar to the adjacent Saxendrift mine.

A preliminary assessment of the project was done based on the indicated and inferred mineral resources at 30 November 2010. The diamond value used in the statement is the average received for +5,500 carats of diamonds sold from the adjacent Saxendrift mine (USD2,029 per carat) during fiscal 2010. The assessment is preliminary in nature, and includes inferred mineral that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Wouterspan is located in the same area as Saxendrift, so the geology is similar and similar mining methods are expected to be employed. Excavation of the gravels is not planned to change from the standard techniques applied on all of Rockwell's alluvial diamond mines – excavation by hydraulic excavator followed by transport of gravel to the plant site in mine haul trucks.

The proposed processing plant will be a high-volume, low-cost plant, specifically designed to deal with the peculiarities of the gravels being processed. The plant will comprise 8 (or 12) 18’ rotary pan plants and trial-mining will investigate the efficiency of sending selected size fractions to selected pans, namely +2-6mm, -6-12mm and +12-32mm. This is expected to greatly improve the recovery efficiencies of the pans. The plant is planned to be automated to the extent that optimal production, along with minimal downtime and maintenance, can be attained.

The mine plan has been developed in two phases – phase 1, comprising plant throughput of 180,000 cubic metres per month, for a period of some 24 months, followed by phase 2, to achieve at throughput at some 340,000 cubic metres per month. The overall mine life is 10 years. The net present value (NPV) at a discount rate of 20% is USD126.4 million.

Key parameters and results of the preliminary assessment are summarized below:

Key Parameters	Key Results
Volume of Gravel	Cubic Meters
Indicated resources	5,025,500
Inferred resources	37,774,000
Average Grade	0.7 ct/100m3
Average sales value	USD2,029/ct
Proposed monthly throughput	340,000 m3
Proposed mine life (indicated and inferred resources)	10
Operating Costs	ZAR45/m3
Mining Royalties	Variable *
Capex required to bring mine into production	ZAR122,000,000
Tax	28%
IRR	135%
NPV at discount values of:
15%	ZAR1,199,219,358
20%	ZAR885,000,000
25%	ZAR667,000,000

*Royalties vary according to the profitability of the mining company, subject to a minimum rate of 0.5% and maximum rate 7.0% for diamonds.

Niewejaarskraal Preliminary Assessment

The Niewejaarskraal project is located on the south bank of the Orange River in the Herbert district of the Northern Cape Province, some 57 km southwest of Douglas and some 170 km from Kimberley. The property is a past producer that was acquired by Rockwell in 2009. It is held 74% by Rockwell and 26% by the Black Economic Empowerment partner.

During 2008, Rockwell reprocessed the drilling data from a prior operator and re-estimated the resources. Since no processing has taken place on Niewejaarskraal in the period 2009-2010, the resource volume and grade figures remain unchanged as at November 30, 2010. However, during FY2010, Rockwell sold +5,500 carats of diamonds from the adjacent Saxendrift mine on the open market for USD2,029 per carat. Until a reasonable parcel of stones have been recovered from the Niewejaarskraal mine and sold, this value will be accepted at an Inferred resource classification level. During 2009/2010 Rockwell has proceeded with plans to complete trial-mining and other studies. Niewejaarskraal is located in the same area as Saxendrift and Wouterspan, so the geology is similar and similar mining methods are expected to be employed

There is an existing processing plant on Niewejaarskraal, but it will need to be completely re-furbished and upgraded prior to re-commissioning. The current plan, given that Rockwell is currently in the process of re-opening the Wouterspan and Tirisano mines, is for the Niewejaarskraal mine to remain on care and maintenance for the period to fiscal 2013.

The proposed new processing plant will be a high-volume, low-cost plant, specifically designed to deal with the peculiarities of the gravels being processed. The plant will comprise 8 (or 12) 18’ rotary pan plants and trial-mining will investigate the efficiency of sending selected size fractions to selected pans, namely +2-6mm, -6-12mm and +12-32mm. This is expected to greatly improve the recovery efficiencies of the pans. The plant is planned to be automated to the extent that optimal production, with minimal downtime and maintenance can be attained. The mine plan has been developed to run at some 340,000 cubic metres per month. Anticipated costs for re-commissioning the mine in 2013 is ZAR130 million, with an anticipated ZAR3 million budgeted for on-going capital expenditures.

A preliminary assessment was completed, at a proposed throughput of 340,000 cubic metres per month at full production, the preliminary estimation of mine life is 6 years, based on the inferred mineral resources currently outlined at Niewejaarskraal. The net present value (NPV) at a discount rate of 20% is USD52.7 million.

This assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The key parameters and results are tabulated below:

Key Parameters	Key Results
Volume of gravel	Cubic Metres
Inferred Resources	20,630,000
Average Grade	0.84ct/100m3
Average sales value	USD2,029/ct
Proposed monthly throughput	340,000m3
Proposed mine life (inferred resources)	6 years
Operating Costs	ZAR45/m3
Mining Royalties	0.5-7%
Capex required to bring mine into production	ZAR130,000,000
Earthmoving fleet budget	N/A
Tax	28%
IRR	123%
NPV at discount values of:
15%	ZAR 450,436,454
20%	ZAR 368,824,670
25%	ZAR 304,043,501

Royalties vary according to the profitability of the mining company, subject to a minimum rate of 0.5% and maximum rate 7.0% for diamonds.

Tirisano Preliminary Assessment

The Tirisano Project is a past producer that has been on care and maintenance since 2008. The 10,805.57 ha property is located some 35 km due north of the town of Ventersdorp, in the Northwest Province approximately 150 km west of Johannesburg. Rockwell is acquiring the Project from Etruscan Diamonds (see news release dated March 24, 2010). The acquisition will be completed once the mining rights have been ceded to Rockwell.

Mining from the Tirisano project by open cast methods took place from 2002 – 2008 by the previous operator. Prospecting, geophysical surveys, drilling comprising 2,391 boreholes, totalling 53,576 metres, and bulk-sampling activities have been taking place since 1979.

Tirisano occurs in a karst environment where the dolomite walls of the host-rock are vertical. The mode of gravel deposition is not typical fluvial alluvial, but periodic subsidence has taken place during deposition which has been ongoing since, at least, the Mesozoic period, resulting in a build-up of a very thick gravel sequence. The gravel stratigraphy comprises an upper gravel horizon and a lower gravel unit that are both economically diamondiferous, separated by a sub-economic fine-grained pebble-clay unit. Mineralisation is confined to the gravel packages in-filling karst caverns etched out of the chert-rich dolomites of the Malmani Group. The clay-poor Lower Gravel Package and Upper Gravel Package units are considered to be the major exploration targets as the diamond grades encountered in these units have, historically, supported commercial mining ventures.

A preliminary assessment, based on both indicated and inferred resources, has been completed in support of the planned trial-mining operation. The assessment is preliminary in nature, and includes inferred mineralization that is considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The preferred method of extracting alluvial gravels at Tirisano is by means of opencast mining. The diamondiferous deposits range from thin tabular horizons to thick (+60 metres) unconsolidated to semi consolidated, gravel units infilling palaeokarst hollows and sinkholes.

Rockwell decided to re-engineer the entire concentration and recovery process before putting the mine back into production. Numerous mineralogical and metallurgical studies were initiated in order to determine the most effective methods for processing the clay-rich gravels that can cause recovery inefficiencies. The Company is constructing a processing facility that consists of 8 16 foot rotary pans that includes an over designed front end to be able effectively break down the clay inherent in the ore body. Since no diamonds have been sold from the Tirisano mine, no current values are available and the early 2008 value of USD606 carat has been applied for the resource estimate. Nevertheless, sales values of diamonds from the district are in the USD700 per carat range, and can be expected during 2011.

At a proposed 180,000 cubic metres per month throughput, the preliminary estimation of mine life is 11.7 years, based on indicated mineral resources only. An additional 7.1 years may be added if inferred mineral resources are included, resulting in a total expected mine life of 18.8 years. Rockwell has determined that the NPV of the Tirisano project at a 15% discount rate is USD 32.3 million. The net present value (NPV) at a discount rate of 20% is USD21.8 million.

The key parameters and results are tabulated below:

Key Parameters	Key Results
Volume of gravel	Cubic Metres
Indicated Resources	25,279,800
Inferred Resources	15,334,000
Average Grade	2.37ct/100m3
Average sales value	USD606/ct
Proposed monthly throughput	180,000m3
Proposed mine life	18.8years
Operating Costs	ZAR49/m3
Mining Royalties	0.5-7%
Capex required to bring mine into production	ZAR73,000,000
Earthmoving fleet budget	N/A
Tax	28%
IRR	59%
NPV at discount values of:
15%	ZAR 226,070,559
20%	ZAR 153,092,925
25%	ZAR 105,432,364

*Royalties vary according to the profitability of the mining company, subject to a minimum rate of 0.5% and maximum rate 7.0% for diamonds.

During 2011, trial-mining and continued pre-feasibility studies are planned to determine the mine-plan which will be implemented to put the Tirisano mine back into full production. During this time, it is expected that the planned modifications to the plant will result in improved grade recoveries. Further, the sale of at least 5,000 carats on the open market will result in a realistic, current valuation of the diamonds.

For further information on Rockwell and its operations in South Africa, please contact

Mark Bristow	Director and acting CEO	+44 778 071 1386
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources
This news release also uses the terms 'indicated resources' and 'inferred resources'. Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.